EXHIBIT 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation

Discovery Partners International AG	Switzerland

ChemRx Advanced Technologies, Inc.	Delaware

Structural Proteomics, Inc.	New Jersey

Systems Integration Drug Discovery Company, Inc.	Arizona

Xenometrix, Inc.	Delaware

Irori Europe, Ltd.	United Kingdom

Discovery Partners International, L.L.C.	Delaware

Irori, Inc.	Delaware